Exhibit 99.1

NIP Group Expands Live Entertainment Market with New Joint Venture

Joint venture’s inaugural event, 2025 Qianfan Music Season - Wonderland Music Festival, becomes one of Beijing’s largest-ever music festivals, drawing over 70,000 fans

ABU DHABI, United Arab Emirates, June 17, 2025 -- NIP Group Inc. (“NIP Group” or the “Company”) (NASDAQ: NIPG), a leading digital entertainment company, today announced a major expansion of its live entertainment business through the formation of NIP Culture & Entertainment (Beijing) Co., Ltd. (“NIP Culture & Entertainment”), a new joint venture formed to expand NIP Group’s live entertainment footprint across the Chinese market. This strategic initiative significantly extends the Company’s capabilities beyond its core esports business, adding large-scale music festival production to its portfolio. The venture is designed to capture new opportunities in the broader live entertainment and cultural experiences market and further diversify NIP Group’s revenue streams.

The new venture made a high-impact debut with the 2025 Qianfan Music Season - Wonderland Music Festival, attracting over 70,000 fans. The two-day festival, held in Beijing from May 31 through June 1, set a new record as one of the largest single-site outdoor music festivals ever hosted in the city. NIP Culture & Entertainment’s inaugural flagship event introduced a distinctive vibe, blending performances from 19 leading musicians with appearances by championship esports teams eStar Pro and Beijing WB. Curated food, immersive creative markets and localized experiences showcasing Beijing’s attractions extended the entertainment footprint well beyond the stage and demonstrated NIP Group’s ability to orchestrate large-scale, cross-format experiences that resonate with younger audiences.

Mario Ho, Chairman and Co-CEO of NIP Group, commented, “NIP Group was built on the passions of a generation that lives and breathes esports, and music shares that same creative energy. With NIP Culture & Entertainment, we are transforming years of youth-culture insight into a high-growth business line that will bring these immersive festival experiences to fans in major cities across China. This builds our entertainment IP, expands user engagement, and complements our core esports and events portfolio. It also broadens our addressable market and diversifies our revenue streams across our digital ecosystem.”

Yuan Gao, CEO of NIP Culture & Entertainment, commented, “Young consumers are increasingly willing to invest time and money in emotionally resonant experiences. Our goal for the music festival business is to build an integrated cultural space where music, gaming and creative expression converge, unlocking proprietary IP and sustainable value for musicians, partners and fans alike.”

According to data from the China Association of Performing Arts, China’s live-entertainment market reached RMB 79.6 billion (US$11.0 billion) in 2024, with audiences under 30 accounting for nearly 75% of large-scale festival attendance. NIP Culture & Entertainment sits at the intersection of these trends, using music as a connective platform to bring together esports, gaming, culture and creative content in a unified immersive experience.

The formation of the NIP Culture & Entertainment and its successful Beijing debut highlight NIP Group’s broader strategy to create immersive entertainment experiences that leverage its core e-sports following. With a substantial demographic overlap between music fans and its existing gaming fan base, the Company is well-positioned to cross-promote content and extend lifetime engagement. NIP Group remains focused on scaling immersive experiences that deepen audience engagement and generate durable, multi-channel revenue streams for its shareholders. Building on this momentum, NIP Culture & Entertainment will spearhead NIP Group’s expansion across China’s live entertainment market, with a series of large-scale music festivals planned in key cities throughout 2025.

About NIP Group

NIP Group (NASDAQ: NIPG) is a global digital entertainment company driving the evolution of gaming and esports. With a diversified ecosystem spanning esports teams, arenas and events, content and influencer networks, game publishing, and hospitality, we engage hundreds of millions of fans and create immersive entertainment experiences. Operating across Europe, the Middle East, Asia and the Americas, we collaborate with leading gaming companies to push the boundaries of interactive entertainment and bring gaming to new audiences worldwide.

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